Exhibit 4.1

AMENDMENT NO. 1 TO WARRANT

THIS AMENDMENT NO. 1 TO WARRANT (this “Amendment”) is entered into as of March 31, 2016 by and between Identiv, Inc. (f/k/a Identive Group, Inc.), a Delaware corporation (the “Company”), and Opus Bank, a California commercial bank (together with each of its successors and assigns, the “Warrantholder”).

WHEREAS, on March 31, 2014, the Company issued to the Warrantholder a warrant (the “Warrant”) to purchase the Company’s common stock at an exercise price of $0.99 per share;

WHEREAS, as a result of a 1:10 reverse stock split in May 2014, the Warrant became exercisable for 100,000 shares of common stock at an exercise price of $9.90 per share; and

WHEREAS, in connection with entering into a Third Amendment to Credit Agreement and Waiver on or about the date hereof, the Warrantholder and the Company desire to amend the Warrant as set forth in this Amendment.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Amendments to Warrant.

a.	The first sentence of Section 1 of the Warrant is hereby amended and restated in its entirety to read as follows:

“For value received, the Company hereby grants to the Warrantholder, and the Warrantholder is entitled, upon the terms and subject to the conditions hereinafter set forth, to subscribe for and purchase, from the Company up to 200,000 fully paid and non-assessable shares (giving effect to the Company’s 1:10 reverse stock split in May 2014) of the Common stock (as defined below).”

b.	The definition of “Exercise Price” in Section 1 of the Warrant is hereby amended and restated in its entirety to read as follows:

““Exercise Price” means $2.19 per share, subject to adjustment pursuant to Section 8.”

2. Confirmation. Except as expressly modified by the terms and provisions of this Amendment, all of the terms and provisions of the Warrant are unchanged and continue in full force and effect and all rights, remedies, liabilities and obligations evidenced by the Warrant are hereby acknowledged by the Company and the Warrantholder to be valid and in full force and effect.

3. Counterparts. This Amendment may be executed in any number of counterparts, by facsimile if necessary, each of which shall be an original, but all of which together shall constitute one instrument.

4. Governing Law. This Amendment shall be governed by, and construed and enforced in accordance with, the laws of the State of California, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered as of the date first above written.

IDENTIV, INC.

By:	/s/ Steven Humphreys
Name:	Steven Humphreys
Title:	CEO

OPUS BANK

By:	/s/ Kevin McBride
Name:	Kevin McBride
Title:	SENIOR MANAGING DIRECTOR